Exhibit 99.1

Canadian Solar Inc. Announces Results of 2024 Annual Meeting of Shareholders

GUELPH, Ontario, June 21, 2024 – Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ: CSIQ), today announced that it held its Annual Meeting of Shareholders on June 21, 2024. Each of the proposals submitted for shareholder approval was approved. Specifically, the shareholders approved:

1.	The election of Shawn (Xiaohua) Qu, Harry E. Ruda, Lauren C. Templeton, Andrew (Luen Cheung) Wong, Leslie Li Hsien Chang, Yan Zhuang, and Xinbo Zhu each as a director of the Company until the next annual meeting of shareholders of the Company or until their successors are elected or appointed;

2.	The re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the auditors of the Company until the close of the next annual meeting of shareholders of the Company and the authorization of the directors of the Company to fix the auditors’ remuneration.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery energy storage solutions, and developer of utility-scale solar power and battery energy storage projects with a geographically diversified pipeline in various stages of development. Over the past 23 years, Canadian Solar has successfully delivered over 125 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built, and connected over 10 GWp of solar power projects and 3.3 GWh of battery energy storage projects across the world. Currently, the Company has over 1.2 GWp of solar power projects in operation, 6.5 GWp of projects under construction or in backlog (late-stage), and an additional 19.8 GWp of projects in advanced and early-stage pipeline. In addition, the Company has 600 MWh of battery energy storage projects in operation and a total battery energy storage project development pipeline of around 56 GWh, including approximately 4.3 GWh under construction or in backlog, and an additional 51.6 GWh at advanced and early-stage development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Canadian Solar Inc. Contact

Wina Huang

Investor Relations

Canadian Solar Inc.

investor@canadiansolar.com